August 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Femasys Inc.
Registration Statement on Form S-1 - Concurrence in Acceleration Request

Ladies and Gentlemen:

JonesTrading Institutional Services LLC (“Jones”) and Laidlaw & Company (UK) Ltd. (“Laidlaw”), acting as representatives of the underwriters for the offering pursuant to the registration statement on Form S-1 (the “Registration Statement”), hereby concur in the request by Femasys Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. (Eastern Time), or as soon as practicable thereafter, on August 22, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Jones and Laidlaw affirm that they are aware of their obligations under the Securities Act in connection with this offering.

Very truly yours,

JONESTRADING INSTITUTIONAL SERVICES LLC

By:	/s/ Burke Cook
Name: Burke Cook
Title: General Counsel & Secretary

LAIDLAW & COMPANY (UK) LTD.

By:	/s/ Luke Kottke
Name: Luke Kottke
Title: Head of Capital Markets